Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, Ontario
M5H 2Y4, Canada

2.           Date of Material Change

April 15, 2011

3.           News Release

A news release was issued by IAMGOLD Corporation (“IAMGOLD”) on April 15, 2011, at Toronto, Ontario, Canada, through Marketwire. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

4.           Summary of Material Change

On April 15, 2011, IAMGOLD announced that it had reached an agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for US$667 million.

5.           Full Description of Material Change

For a full description of the material change, please refer to the news release attached hereto.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

               Not applicable.

7.           Omitted Information

 Not applicable.

8.           Executive Officer

The following executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following address and telephone number:

Jeffery A. Snow
Senior Vice President, General Counsel
IAMGOLD Corporation
Telephone: (416) 933-4955

9.           Date of Report

DATED at Toronto, Ontario this 20th day of April 2011.

IAMGOLD CORPORATION

(signed) “Tim Bradburn”
Tim Bradburn, Associate General
Counsel and Corporate Secretary

IAMGOLD TO SELL ITS INTEREST IN TARKWA AND DAMANG MINES IN GHANA
FOR $667 MILLION IN CASH

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, April 15, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that it has reached an agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667 million (“the Transaction”).  The Transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011.

“This sale is the first of several strategic initiatives to create value for our shareholders,” said Steve Letwin, President and CEO of IAMGOLD.  “We cannot fully leverage our skills and experience in developing and operating mines if we are not the operator and have a minority interest in the mine. Our strategy is to invest in mines that we own and operate, as they represent the best return on investment for our shareholders. Upon completion of this transaction, we will have more than one billion dollars in cash, cash equivalents and gold bullion (at market). In addition, we have a $350 million undrawn credit facility. Our strong liquidity position gives us considerable financial flexibility to continue growing our business.”

In 2010, gold production attributable to IAMGOLD from the Tarkwa mine was 139,000 ounces and attributable production from the Damang mine was 43,000 ounces. As a result of the transaction, the Company plans to announce an update of its guidance for production and cash costs in its first quarter news release.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company with attributable production of approximately one million ounces annually from 8 gold mines (including current joint ventures and working interests) on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952

Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.